InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and six months ended June 30, 2013 and 2012

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents	64,842,032	49,720,680	20,435,206
Cash restricted	21,108,270	37,340,631	34,530,807
Trade and other receivables	148,761,493	161,578,481	128,541,166
Derivative financial instruments	169,567	233,922	751,786
Other current assets	3,500,838	832,869	770,721
Inventories (note 5)	167,310,147	194,871,339	200,415,532
Prepaid expenses	4,150,221	8,517,340	8,388,226
Total current assets	409,842,568	453,095,262	393,833,444
Non-current assets:
Cash restricted	11,585,737	11,670,463	5,967,477
Plant and equipment	255,163,441	255,031,257	249,305,349
Oil and gas properties (note 6)	538,611,538	510,669,431	451,391,073
Deferred tax assets (note 7)	60,370,315	63,526,458	50,458,531
Other non-current receivables (note 12)	29,700,534	5,000,000	-
Investments accounted for using the equity method (note 15)	-	-	-
Available-for-sale investments (note 8)	2,795,556	4,304,176	4,768,374
Total non-current assets	898,227,121	850,201,785	761,890,804
Total assets	1,308,069,689	1,303,297,047	1,155,724,248
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	94,861,098	178,313,483	157,819,121
Income tax payable	15,014,046	11,977,681	11,198,360
Derivative financial instruments	147,072	-	-
Working capital facilities (note 9)	122,028,666	94,290,479	62,888,061
Unsecured loan and current portion of secured loans (note 10)	31,379,982	31,383,115	23,679,023
Current portion of Indirect participation interest (note 11)	16,283,309	15,246,397	13,770,156
Total current liabilities	279,714,173	331,211,155	269,354,721
Non-current liabilities:
Secured loans (note 10)	79,700,127	89,446,137	32,344,139
2.75% convertible notes liability	60,826,885	59,046,581	57,316,767
Deferred gain on contributions to LNG project (note 15)	5,503,772	5,191,101	5,006,468
Indirect participation interest (note 11)	13,245,089	16,405,393	20,904,686
Other non-current liabilities (note 12)	96,000,000	20,961,380	20,000,000
Asset retirement obligations	4,959,397	4,978,334	4,899,907
Total non-current liabilities	260,235,270	196,028,926	140,471,967
Total liabilities	539,949,443	527,240,081	409,826,688
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 13)	941,295,247	928,659,756	916,961,072
Authorized - unlimited
Issued and outstanding - 48,812,742
(Dec 31, 2012 - 48,607,398)
(Jun 30, 2012 - 48,330,549)
2.75% convertible notes	14,297,627	14,298,036	14,298,036
Contributed surplus	28,522,857	21,876,853	24,190,727
Accumulated Other Comprehensive Income	19,193,453	25,032,953	28,139,045
Conversion options (note 11)	-	12,150,880	12,150,880
Accumulated deficit	(235,188,938)	(225,961,512)	(249,842,200)
Total equity attributable to owners of InterOil Corporation	768,120,246	776,056,966	745,897,560
Total liabilities and equity	1,308,069,689	1,303,297,047	1,155,724,248

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$ (revised)*	$	$ (revised)*

Revenue
Sales and operating revenues	344,074,551	296,907,536	693,398,326	632,226,457
Interest	36,575	28,878	51,578	202,666
Other	1,548,846	2,167,538	2,541,072	4,824,767
	345,659,972	299,103,952	695,990,976	637,253,890

Changes in inventories of finished goods and work in progress	(40,669,040)	43,017,078	(27,561,192)	29,343,733
Raw materials and consumables used	(279,630,770)	(358,309,563)	(607,497,374)	(645,971,933)
Administrative and general expenses	(13,689,584)	(10,364,854)	(22,155,138)	(19,603,700)
Derivative (losses)/gains	(351,491)	632,072	(822,446)	214,048
Legal and professional fees	(1,723,802)	(1,159,127)	(3,539,677)	(2,282,772)
Exploration costs, excluding exploration impairment (note 6)	(521,672)	(5,240,283)	(971,177)	(12,603,684)
Finance costs	(5,781,914)	(4,758,622)	(11,118,148)	(9,437,122)
Depreciation and amortization	(5,803,023)	(3,915,291)	(11,501,165)	(10,006,557)
Gain on conveyance of oil and gas properties (note 6)	-	-	500,071	-
Loss on available-for-sale investment (note 8)	(687,045)	-	(1,027,090)	-
Foreign exchange (losses)/gains	(7,547,339)	(2,632,098)	(13,023,485)	7,487,235
Share of net loss of joint venture partnership accounted for using the equity method (note 15)	(216,619)	(295,313)	(312,670)	(305,553)
	(356,622,299)	(343,026,001)	(699,029,491)	(663,166,305)
Loss before income taxes	(10,962,327)	(43,922,049)	(3,038,515)	(25,912,415)

Income taxes
Current tax expense	(1,794,136)	(2,845,766)	(5,623,734)	(9,062,628)
Deferred tax (expense)/benefit	(473,681)	15,054,556	(565,177)	12,698,064
	(2,267,817)	12,208,790	(6,188,911)	3,635,436

Loss for the period	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)

Loss is attributable to:
Owners of InterOil Corporation	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)
	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)

Basic loss per share	(0.27)	(0.66)	(0.19)	(0.46)
Diluted loss per share	(0.27)	(0.66)	(0.19)	(0.46)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,706,580	48,216,486	48,659,558	48,182,781
Diluted (Expressed in number of common shares)	48,706,580	48,216,486	48,659,558	48,182,781

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Loss for the period	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange (loss)/gain on translation of foreign operations, net of tax	(3,090,784)	86,048	(5,357,970)	(2,359,425)
(Loss)/gain on available-for-sale financial assets, net of tax	(105,300)	(2,271,020)	(481,530)	1,117,588
Other comprehensive loss for the period, net of tax	(3,196,084)	(2,184,972)	(5,839,500)	(1,241,837)
Total comprehensive loss for the period	(16,426,228)	(33,898,231)	(15,066,926)	(23,518,816)

Total comprehensive loss for the period is attributable to:
Owners of InterOil Corporation	(16,426,228)	(33,898,231)	(15,066,926)	(23,518,816)
	(16,426,228)	(33,898,231)	(15,066,926)	(23,518,816)

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Transactions with owners as owners:
Share capital
At beginning of period	928,659,756	905,981,614	905,981,614
Issue of capital stock (note 13)	12,635,491	22,678,142	10,979,458
At end of period	941,295,247	928,659,756	916,961,072
2.75% convertible notes
At beginning of period	14,298,036	14,298,036	14,298,036
Conversion of convertible notes during the period	(409)	-	-
At end of period	14,297,627	14,298,036	14,298,036
Contributed surplus
At beginning of period	21,876,853	25,644,245	25,644,245
Fair value of options and restricted stock transferred to share capital	(9,216,074)	(11,649,459)	(5,118,058)
Stock compensation expense	3,711,123	7,882,067	3,664,540
Gain on conversion of 2.75% convertible notes	75	-	-
Waiver of all remaining IPI conversion options (note 11)	12,150,880	-	-
At end of period	28,522,857	21,876,853	24,190,727
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	24,787,128	29,788,447	29,788,447
Foreign currency translation movement for the period, net of tax	(5,357,970)	(5,001,319)	(2,359,425)
Foreign currency translation reserve at end of period	19,429,158	24,787,128	27,429,022
Gain/(loss) on available-for-sale financial assets
At beginning of period	245,825	(407,565)	(407,565)
(Loss)/gain on available-for-sale financial assets as a result of foreign currency translation, net of tax	(277,553)	449,413	96,451
(Loss)/gain on revaluation of available-for-sale financial assets, net of tax	(203,977)	203,977	1,021,137
(Loss)/gain on available-for-sale financial assets at end of period	(235,705)	245,825	710,023
Accumulated other comprehensive income at end of period	19,193,453	25,032,953	28,139,045
Conversion options
At beginning of period	12,150,880	12,150,880	12,150,880
Transfer of balance to contributed surplus (note 11)	(12,150,880)	-	-
At end of period	-	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(225,961,512)	(227,565,221)	(227,565,221)
Net (loss)/profit for the period	(9,227,426)	1,603,709	(22,276,979)
At end of period	(235,188,938)	(225,961,512)	(249,842,200)
Total InterOil Corporation shareholders' equity at end of period	768,120,246	776,056,966	745,897,560

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$ (revised) *	$	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net loss for the period	(13,230,144)	(31,713,259)	(9,227,426)	(22,276,979)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,803,023	3,915,291	11,501,165	10,006,557
Deferred tax	2,028,713	(15,182,965)	3,156,143	(16,382,649)
Gain on conveyance of exploration assets	-	-	(500,071)	-
Accretion of convertible notes liability	897,631	845,809	1,782,017	1,679,137
Amortization of deferred financing costs	204,422	36,986	393,857	92,973
Timing difference between derivatives recognized and settled	340,530	(22,612)	211,427	(167,803)
Stock compensation expense, including restricted stock	1,204,141	2,061,620	3,711,123	3,664,540
Inventory write down	-	24,636,489	-	24,636,489
Accretion of asset retirement obligation liability	124,540	82,774	213,748	165,548
Gain on conversion of convertible notes	(500)	-	(500)	-
Loss on Flex LNG investment	687,045	-	1,027,090	-
Share of net loss of joint venture partnership accounted for using the equity method	216,619	295,313	312,670	305,553
Unrealized foreign exchange gain	(746,101)	(1,201,340)	(578,327)	(898,908)
Change in operating working capital
(Increase)/decrease in trade and other receivables	(18,281,935)	(6,221,589)	(34,098,124)	5,502,171
Decrease/(increase) in other current assets and prepaid expenses	726,147	(5,049,933)	1,699,150	(2,819,302)
Decrease/(increase) in inventories	37,492,493	(67,411,974)	22,189,171	(55,578,754)
(Decrease)/increase in trade and other payables	(74,690,678)	70,658,451	(18,433,748)	(690,339)
Net cash used in operating activities	(57,224,054)	(24,270,939)	(16,640,635)	(52,761,766)

Investing activities
Expenditure on oil and gas properties	(28,481,609)	(45,118,428)	(66,867,839)	(90,636,483)
Proceeds from IPI cash calls	12,800,214	1,063,738	14,988,827	3,497,542
Expenditure on plant and equipment	(7,844,342)	(5,187,889)	(11,633,349)	(13,280,528)
Maturity of short term treasury bills	-	-	-	11,832,110
Decrease/(increase) in restricted cash held as security on borrowings	6,233,263	770,718	16,317,087	(1,247,521)
Change in non-operating working capital
Decrease in trade and other receivables	5,000,000	-	5,000,000	-
(Decrease)/increase in trade and other payables	(15,422,381)	2,172,049	(21,221,501)	10,625,410
Net cash used in investing activities	(27,714,855)	(46,299,812)	(63,416,775)	(79,209,470)

Financing activities
Repayments of OPIC secured loan	-	(4,500,000)	-	(4,500,000)
(Repayments of)/proceeds from Westpac secured loan	-	-	(2,143,000)	15,000,000
Proceeds from Pacific Rubiales Energy for interest in PPL237 (net of transaction costs)	(2,400,000)	20,000,000	73,600,000	20,000,000
Proceeds from working capital facility	87,731,370	31,610,298	27,738,187	46,407,558
Repayments of ANZ, BSP & BNP syndicated loan	(8,000,000)	-	(8,000,000)	-
Proceeds from issue of common shares, net of transaction costs	3,995,228	3,947,979	3,995,228	5,861,400
Payment on conversion of convertible notes	(1,546)	-	(1,546)	-
Net cash generated from financing activities	81,325,052	51,058,277	95,188,869	82,768,958

(Decrease)/increase in cash and cash equivalents	(3,613,857)	(19,512,474)	15,131,459	(49,202,278)
Cash and cash equivalents, beginning of period	68,461,627	39,877,362	49,720,680	68,575,269
Exchange (losses)/gains on cash and cash equivalents	(5,738)	70,318	(10,107)	1,062,215
Cash and cash equivalents, end of period	64,842,032	20,435,206	64,842,032	20,435,206
Comprising of:
Cash on Deposit	64,592,555	19,801,855	64,592,555	19,801,855
Short Term Deposits	249,477	633,351	249,477	633,351
Total cash and cash equivalents, end of period	64,842,032	20,435,206	64,842,032	20,435,206

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is domiciled in Canada and incorporated under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered Canadian office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Upstream currently includes the development of infrastructure for the Elk and Antelope fields which includes wells, gas gathering pipelines, condensate stripping facilities and pipelines to monetize natural gas and condensates. This segment is also conducting appraisal drilling of the Triceratops field and manages our construction business which services our development projects underway in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes production of refined petroleum products at Napa Napa in Port Moresby, PNG for the domestic market and for export, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment markets and distributes refined products domestically in PNG on a wholesale and retail basis. Corporate segment provides support to our other business segments by engaging in business development and improvement activities, providing management, general and administrative services, undertakes financing and treasury activities, and is responsible for government and investor relations. This segment also manages our shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

These condensed consolidated interim financial statements were approved for issue on August 07, 2013.

2.	Significant accounting policies

(a)	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting”, and should be read in conjunction with the annual financial statements for the year ended December 31, 2012 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and six months ended June 30, 2013 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(b)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at June 30, 2013 amounted to $130.1 million compared to $124.5 million as at June 30, 2012. The Company has cash, cash equivalents and cash restricted of $97.5 million as at June 30, 2013 (June 2012 - $60.9 million), of which $32.7 million is restricted (June 2012 - $40.5 million).

The Company’s primary use of capital resources has been the exploration and development activities in the Upstream operations. The Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 17 for further information on these commitments. Accordingly, subject to meeting the license requirements, the Company’s actual capital expenditure can be accelerated or decelerated at its discretion.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company had a short term total working capital facility of $240.0 million for its Midstream – Refining operation from BNP Paribas. The facility was secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables. As at June 30, 2013, $117.3 million of the combined facility had been utilized, and the remaining facility of $122.7 million remained available for use. Subsequent to quarter end, on July 17, 2013, the Company entered into a $350.0 million working capital structured facility arranged by BNP Paribas to replace the $240.0 million facility. Out of the $350.0 million, $270.0 million will be a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, Australia and New Zealand Banking Group Limited (“ANZ”), Natixis, Intesa Sanpaolo, and Bank South Pacific Limited (“BSP”). In addition, BNP Paribas will also be providing an $80.0 million bilateral non-recourse discounting facility. The facility is subject to Bank of Papua New Guinea approval on the granting of PNG security over refinery assets, and other standard closing conditions.

As at June 30, 2013, the Company had an approximate $64.0 million (Papua New Guinea Kina (“PGK”) 140.0 million) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac Bank PNG Limited (“Westpac”). As at June 30, 2013, $4.7 million (PGK 10.4 million) of this combined facility had been utilized, and $59.3 million (PGK 129.6 million) of this facility remained available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was increased in February 2012 by $4.6 million (PGK 10.0 million). In addition, a secured loan of $15.0 million was provided as part of this increased facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The BSP facility is renewable annually and was renewed in October 2012 through to October 2013.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(c)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year, except as described below.

Changes in accounting policies

The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions:

(i)	IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 ‘Consolidated Financial Statements’ replaces the guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC-12 ‘Consolidation – Special Purpose Entities’. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

(ii)	IFRS 11 ‘Joint Arrangements’ and IAS 28R ‘Investments in Associates and Joint Ventures’

IFRS 11 ‘Joint Arrangements’ supersedes IAS 31 ‘Interests in Joint Ventures’ and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 ‘Investments in Associates and Joint Ventures’ (amended in 2011). The other amendments to IAS 28 did not affect the Company.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company has reclassified its involvement with PNG LNG Inc from a jointly controlled entity to a joint venture. The Company’s interests in PNG LNG Inc were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

As a result of this change in accounting, the investment in PNG LNG Inc as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to consolidated balance sheets

	December 31,	September 30,	June 30,	March 31,	December 31,	January 1,
	2012	2012	2012	2012	2011	2011
	$	$	$	$	$	$

Equity before accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Decrease in:
Cash and cash equivalents	(139,364)	(139,904)	(188,368)	(251,495)	(271,172)	(1,151,963)
Other current assets	(67)	(34)	-	(97)	(5,918)	(6,757)
Goodwill	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)
Plant and equipment	(446)	(640)	(833)	(4,709)	(12,570)	(38,562)
Oil and gas properties	(4,385,857)	-	-	-	-	-
Trade and other payables	1,712,898	3,357,403	1,208,123	2,339,123	3,283,204	2,611,507
Deferred gain on contributions to LNG project	-	-	580,840	1,314,757	1,109,860	4,254,921

Increase in:
Trade and other receivables	14,630,254	8,051,350	5,026,555	3,228,738	2,522,913	957,171
Deferred gain on contributions to LNG project	(5,191,101)	(4,641,858)	-	-	-	-
Net change	-	-	-	-	-	-

Equity after accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Adjustments to consolidated income statement and statement of comprehensive income

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net profit/(loss) before accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Change in:
Interest revenue	(379)	(33)	(346)	97	(313)	(410)	(2)
Administrative and general expenses	249,032	108,984	466,850	125,354	357,866	232,512	972,219
Legal and professional fees	230,506	272,017	210,721	162,916	(61,296)	(224,212)	1,651,227
Depreciation and amortization	8,139	193	7,945	3,876	7,752	3,876	25,633
Foreign exchange losses/(gains)	2,888	1,063	2,607	3,070	1,544	(1,526)	13,127
Increase in equity loss from joint ventures	(490,186)	(382,224)	(687,777)	(295,313)	(305,553)	(10,240)	(2,662,204)
Net change	-	-	-	-	-	-	-
Net profit/(loss) after accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Net profit/(loss) attributable to:
Owners of InterOil Corporation	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,652,461
Non-controlling interest	-	-	-	-	-	-	6,201
	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Adjustments to consolidated statement of cash flows

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net change in cash and cash eqivalents before accounting change	(20,044,017)	36,669,873	(12,615,209)	(19,575,601)	(49,285,082)	(29,709,481)	(168,735,217)

Change in:
Cash used in operating activities	(11,631,145)	(2,642,730)	(4,854,489)	(1,506,477)	(2,211,759)	(705,282)	(2,375,620)
Cash used in investing activities	11,762,953	2,691,194	4,985,757	1,569,604	2,294,563	724,959	5,503,944
Cash used in financing activities	-	-	-	-	-	-	(2,247,533)
Net change	131,808	48,464	131,268	63,127	82,804	19,677	880,791

Net change in cash and cash eqivalents after accounting change	(19,912,209)	36,718,337	(12,483,941)	(19,512,474)	(49,202,278)	(29,689,804)	(167,854,426)
Cash and cash equivalents, beginning of period after accounting change	68,575,269	20,435,206	68,575,269	39,877,362	68,575,269	68,575,269	232,424,858
Exchange gains/(losses) on cash and cash equivalents	1,057,620	(1,888)	1,060,327	70,318	1,062,215	991,897	4,004,837
Cash and cash equivalents, end of period after accounting change	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

Comprising of:
Cash on Deposit	49,086,353	56,516,825	56,516,825	19,801,855	19,801,855	13,695,498	18,487,116
Term Deposits	634,327	634,830	634,830	633,351	633,351	26,181,864	50,088,153
Total cash and cash equivalents, end of period	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

(iii)	IFRS 13 ‘Fair Value Measurement’

IFRS 13 ‘Fair value measurement’ provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(iv)	IAS 1 ‘Presentation of Items of Other Comprehensive Income (Amendment)’

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

(v)	IAS 19R ‘Employee Benefits’

IAS 19R, Employee Benefits, amends certain accounting requirements for defined benefit plans and termination benefits. IAS 19R requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Expected returns on plan assets are no longer included in post-employment benefits’ expense. Instead, post-employment benefits’ expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in the asset ceiling are recognized in other comprehensive income. These amendments to IAS 19R have had no impact on the financial statements of the Company.

IAS 19R also clarified that benefits are classified as long-term employee benefits if payments are not expected to be made within the next 12 months. The Company has reviewed the classification of its benefits and reclassified some of its unused vacation accrual as a long-term employee benefit. The unused vacation accrual continues to be classified as a current liability as the Company does not have an unconditional right to defer settlement for more than 12 months even though it does not expect to make payments within the next 12 months.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The standard also requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. Termination benefits that require future services are required to be recognized over the periods the future services are provided. This amendment has had no impact on the financial statements of the Company.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2013 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Fair values

	June 30, 2013		December 31, 2012		June 30, 2012		Fair value	Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	measurement
	$	$	$	$	$	$	(as required) *
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	64,842,032	64,842,032	49,860,044	49,860,044	20,435,206	20,435,206		Amortized Cost
Cash restricted	32,694,007	32,694,007	49,011,094	49,011,094	40,498,284	40,498,284		Amortized Cost
Receivables	148,761,493	148,761,493	146,948,227	146,948,227	128,541,166	128,541,166		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	5,000,000	5,000,000	-	-		Amortized Cost
Available-for-sale
Investments	2,795,556	2,795,556	4,304,176	4,304,176	4,768,374	4,768,374	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	22,495	22,495	233,922	233,922	751,786	751,786	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	94,861,098	94,861,098	180,026,381	180,026,381	157,819,121	157,819,121		Amortized Cost
Working capital facility	122,028,666	122,028,666	94,290,479	94,290,479	62,888,061	62,888,061		Amortized Cost
Current portion of secured and unsecured loans	31,379,982	31,379,982	31,383,115	31,383,115	23,679,023	23,922,269		Amortized cost See (iii) below
Non-current liabilities
Secured loans	79,700,127	79,700,127	89,446,137	89,446,137	32,344,139	34,618,625		Amortized cost See (iii) below
2.75% Convertible notes liability	60,826,885	60,826,885	59,046,581	59,046,581	57,316,767	57,316,767		Amortized Cost
Other non-current liability	96,000,000	96,000,000	20,961,380	20,961,380	20,000,000	20,000,000		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale are fair valued by using quoted prices on Oslo stock exchange Axess.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(iii) The fair value of the OPIC secured loan at June 30, 2012 is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%). All other secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the six months ended June 30, 2013 is revenue from exports to foreign countries of $230,652,759 (Jun 2012 - $141,842,318). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Included in the revenues from external customers in the Midstream – Refining segment for the six months ended June 30, 2013 is revenue from a single customer of $173,535,904 (Jun 2012 - $88,076,056) or 25% (Jun 2012 – 14%) of total revenues from external customers.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Six months ended June 30, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	287,030,037	-	406,206,749	161,540	-	693,398,326
Intersegment revenues	2,984,696	307,437,909	20,088,835	154,927	45,621,122	(376,287,489)	-
Interest revenue	22,910	4,793	-	319	25,340,741	(25,317,185)	51,578
Other revenue	1,387,414	-	-	1,153,658	-	-	2,541,072
Total segment revenue	4,395,020	594,472,739	20,088,835	407,515,653	71,123,403	(401,604,674)	695,990,976

Cost of sales and operating expenses	-	564,713,716	-	380,687,246	11,004,238	(321,346,634)	635,058,566
Administrative, professional and general expenses	24,803,276	3,855,364	48,880	8,529,171	46,423,801	(55,692,163)	27,968,329
Derivative loss	-	631,346	-	-	191,100	-	822,446
Foreign exchange (gain)/loss	(91,331)	11,729,602	-	696,074	689,140	-	13,023,485
Gain on conveyance of exploration assets	(500,071)	-	-	-		-	(500,071)
Loss on Flex LNG investment	-	-	-	-	1,027,090	-	1,027,090
Exploration costs, excluding exploration impairment	971,177	-	-	-	-	-	971,177
Depreciation and amortisation	1,047,284	6,284,592	-	2,446,506	1,787,767	(64,984)	11,501,165
Interest expense	23,983,290	4,689,021	1,123,586	684,476	3,681,446	(25,317,185)	8,844,634
Share of net loss of joint venture partnership accounted for using the equity method	-	-	312,670	-	-	-	312,670
Total segment expenses	50,213,625	591,903,641	1,485,136	393,043,473	64,804,582	(402,420,966)	699,029,491
Segment (loss)/profit before income taxes	(45,818,605)	2,569,098	18,603,699	14,472,180	6,318,821	816,292	(3,038,515)
Income tax expense	-	(1,388,710)	-	(4,121,876)	(678,325)	-	(6,188,911)
Segment net (loss)/profit	(45,818,605)	1,180,388	18,603,699	10,350,304	5,640,496	816,292	(9,227,426)

Segment assets	594,690,277	426,280,572	3,217,990	196,953,948	50,614,208	(24,057,621)	1,247,699,374
Unallocated:
Deferred tax							60,370,315
Total assets per the balance sheet							1,308,069,689

Segment liabilities	173,538,023	220,164,680	5,503,772	82,290,792	96,703,827	(38,251,651)	539,949,443

Capital expenditure (net of cash calls)	27,942,107	3,503,877	-	8,387,508	509,431	-	40,342,923

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Six months ended June 30, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction (revised)	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	190,438,641	-	441,717,510	70,306	-	632,226,457
Intersegment revenues	-	347,702,219	-	57,389	25,319,570	(373,079,178)	-
Interest revenue	3,391	175,138	-	2,245	24,109,428	(24,087,536)	202,666
Other revenue	4,008,033	-	-	816,734	-	-	4,824,767
Total segment revenue	4,011,424	538,315,998	-	442,593,878	49,499,304	(397,166,714)	637,253,890

Cost of sales and operating expenses	-	544,498,883	-	409,381,754	8,529,704	(345,782,141)	616,628,200
Administrative, professional and general expenses	2,872,459	17,042,881	432,370	9,278,395	22,052,274	(27,297,035)	24,381,344
Derivative gain	-	(99,200)	-	-	(114,848)	-	(214,048)
Foreign exchange loss/(gain)	638,727	589,749	-	(8,583,615)	(132,096)	-	(7,487,235)
Exploration costs, excluding exploration impairment	12,603,684	-	-	-	-	-	12,603,684
Depreciation and amortisation	747,628	5,784,960	-	2,481,304	1,057,649	(64,984)	10,006,557
Interest expense	19,925,191	4,781,237	1,137,650	2,141,272	3,044,437	(24,087,537)	6,942,250
Share of net loss of joint venture partnership accounted for using the equity method	-	-	305,553	-	-	-	305,553
Total segment expenses	36,787,689	572,598,510	1,875,573	414,699,110	34,437,120	(397,231,697)	663,166,305
Segment (loss)/profit before income taxes	(32,776,265)	(34,282,512)	(1,875,573)	27,894,768	15,062,184	64,983	(25,912,415)
Income tax benefit/(expense)	-	12,632,564	-	(8,652,338)	(344,790)	-	3,635,436
Segment net (loss)/profit	(32,776,265)	(21,649,948)	(1,875,573)	19,242,430	14,717,394	64,983	(22,276,979)

Segment assets	492,156,830	388,485,374	2,568,270	190,791,594	59,949,900	(28,686,251)	1,105,265,717
Unallocated:
Deferred tax							50,458,531
Total assets per the balance sheet							1,155,724,248

Segment liabilities	110,356,346	165,388,121	5,006,468	85,798,190	73,907,813	(30,630,250)	409,826,688

Capital expenditure (net of cash calls)	88,538,307	5,750,401	185,244	5,081,582	442,202	-	99,997,736

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended June 30, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	145,333,246	-	198,647,933	93,372	-	344,074,551
Intersegment revenues	1,715,067	143,965,471	20,088,835	69,638	23,418,600	(189,257,611)	-
Interest revenue	21,721	2,025	-	177	12,688,506	(12,675,854)	36,575
Other revenue	796,700	-	-	752,146	-	-	1,548,846
Total segment revenue	2,533,488	289,300,742	20,088,835	199,469,894	36,200,478	(201,933,465)	345,659,972

Cost of sales and operating expenses	-	279,412,503	-	187,296,814	5,346,988	(151,756,495)	320,299,810
Administrative, professional and general expenses	21,585,173	2,258,810	21,808	4,148,368	27,697,883	(39,028,024)	16,684,018
Derivative loss	-	160,391	-	-	191,100	-	351,491
Foreign exchange (gain)/loss	(96,207)	6,627,895	-	482,607	533,044	-	7,547,339
Loss on Flex LNG investment	-	-	-	-	687,045	-	687,045
Exploration costs, excluding exploration impairment	521,672	-	-	-	-	-	521,672
Depreciation and amortisation	525,230	3,162,465	-	1,266,242	881,577	(32,491)	5,803,023
Interest expense	12,042,651	2,235,010	565,554	262,634	2,081,288	(12,675,855)	4,511,282
Share of net loss of joint venture partnership accounted for using the equity method	-	-	216,619	-	-	-	216,619
Total segment expenses	34,578,519	293,857,074	803,981	193,456,665	37,418,925	(203,492,865)	356,622,299
Segment (loss)/profit before income taxes	(32,045,031)	(4,556,332)	19,284,854	6,013,229	(1,218,447)	1,559,400	(10,962,327)
Income tax expense	-	(118,280)	-	(1,667,010)	(482,527)	-	(2,267,817)
Segment net (loss)/profit	(32,045,031)	(4,674,612)	19,284,854	4,346,219	(1,700,974)	1,559,400	(13,230,144)

Capital expenditure (net of cash calls)	(6,323,079)	1,736,088	-	6,070,931	509,431	-	1,993,371

Quarter ended June 30, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction (revised)	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	73,746,212	-	223,137,022	24,302	-	296,907,536
Intersegment revenues	-	162,245,738	-	39,186	12,663,009	(174,947,933)	-
Interest revenue	1,979	14,270	-	1,438	12,055,105	(12,043,914)	28,878
Other revenue	1,725,393	-	-	442,145	-	-	2,167,538
Total segment revenue	1,727,372	236,006,220	-	223,619,791	24,742,416	(186,991,847)	299,103,952

Cost of sales and operating expenses	-	267,023,806	-	208,052,850	4,638,613	(164,422,784)	315,292,485
Administrative, professional and general expenses	2,199,809	9,611,929	(967,157)	4,386,578	10,239,585	(12,694,649)	12,776,095
Derivative gain	-	(528,681)	-	-	(103,391)	-	(632,072)
Foreign exchange loss/(gain)	16,559	2,547,175	-	77,594	(9,230)	-	2,632,098
Exploration costs, excluding exploration impairment	5,240,283	-	-	-	-	-	5,240,283
Depreciation and amortisation	(714,724)	2,891,263	-	1,241,491	529,752	(32,491)	3,915,291
Interest expense	10,517,481	2,010,609	578,857	908,691	1,534,784	(12,043,914)	3,506,508
Share of net loss of joint venture partnership accounted for using the equity method	-	-	295,313	-	-	-	295,313
Total segment expenses	17,259,408	283,556,101	(92,987)	214,667,204	16,830,113	(189,193,838)	343,026,001
Segment (loss)/profit before income taxes	(15,532,036)	(47,549,881)	92,987	8,952,587	7,912,303	2,201,991	(43,922,049)
Income tax benefit/(expense)	-	14,580,290	-	(2,906,780)	535,280	-	12,208,790
Segment net (loss)/profit	(15,532,036)	(32,969,591)	92,987	6,045,807	8,447,583	2,201,991	(31,713,259)

Capital expenditure (net of cash calls)	44,913,284	1,920,917	438,603	3,285,849	421,120	-	50,979,773

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Inventories
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Midstream - Refining (crude oil feedstock)	35,501,079	75,240,634	67,102,256
Midstream - Refining (refined petroleum product)	59,628,379	49,080,697	64,892,371
Midstream - Refining (parts inventory)	3,657,725	3,710,903	3,520,173
Downstream (refined petroleum product)	68,522,964	66,839,105	64,900,732
	167,310,147	194,871,339	200,415,532

No inventory write down was necessary at June 30, 2013. As at December 31, 2012 and June 30, 2012, inventory had been written down to its net realizable value. The write down of $322,535 at December 31, 2012 (Jun 12 - $24,636,489) relating to crude feedstock and refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. At June 30, 2013, $98,787,183 (Dec 2012 - $128,032,234, Jun 2012 - $135,514,800) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 9.

6.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Drilling and construction equipment	166,939,020	145,854,653	103,417,984
Drilling consumables and spares	19,603,035	17,847,114	16,309,653
Petroleum Prospecting License drilling programs (Unproved)	352,069,483	346,967,664	331,663,436
Gross Capitalized Costs	538,611,538	510,669,431	451,391,073
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	538,611,538	510,669,431	451,391,073

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope, and Triceratops fields. The development and monetization efforts of the Elk and Antelope fields are ongoing, and include the condensate stripping and associated facilities and the gas gathering and associated common facilities in PNG.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Property Acquisition Costs	-	-	-
Exploration Costs	-	-	-
Development Costs	67,599,799	179,779,865	90,636,483
Less: Conveyance accounting offset against properties	(2,469,990)	(12,999,752)	-
Less: Costs allocated against cash calls	(37,187,702)	(18,963,448)	(2,098,176)
Total Costs capitalized	27,942,107	147,816,665	88,538,307
Charged to expense
Geophysical and other costs	971,177	13,901,558	12,603,684
Total charged to expense	971,177	13,901,558	12,603,684
Oil and Gas Property Additions (capitalized and expensed)	28,913,284	161,718,223	101,141,991

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Oil and gas properties (cont’d)

During the six months ended June 30, 2013, certain IPI investors’ with a combined 1.0536% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 140,480 common shares. Following these waivers, there were no longer any conversion rights outstanding. These waivers have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $500,071 for the six months was recognized as a gain on conveyance.

7.	Deferred tax assets

In addition to the deferred tax assets recognized in the consolidated balance sheet, the Company has temporary differences and losses carried forward in relation to exploration expenditure incurred in Papua New Guinea of $369,647,446 at June 30, 2013 (tax benefit to be recognized of 30% of the temporary difference and losses carried forward through the income statement on initial recognition). No deferred tax assets have been recognized for this exploration expenditure as at June 30, 2013. Management will consider the recognition of the deferred tax assets once the sale and purchase agreement for monetization of resources from the PRL 15 license is executed.

8.	Available-for-sale investments

Based on guidance under IAS 39, changes in the fair value of the Flex LNG Ltd shares after initial recognition are to be recognized in other comprehensive income within shareholders equity, except for impairment losses which can be evidenced by a significant or prolonged decline in the fair value of an investment. The fair value at June 30, 2013 was $2,795,556 (Dec 2012 - $4,304,176, Jun 2012 - $4,768,374) and was calculated using quoted prices on Oslo stock exchange Axess. The decrease in fair value of the investment has resulted in an impairment loss of $1,027,090 for the six months ended June 30, 2013 being recognized in the consolidated income statement.

9.	Working capital facilities
	June 30,	December 31,	June 30,
Amounts drawn down	2013	2012	2012
	$	$	$
BNP Paribas working capital facility - midstream	117,295,332	94,290,479	48,112,748
Westpac working capital facility - downstream	4,733,334	-	10,777,567
BSP working capital facility - downstream	-	-	3,997,746
Total working capital facility	122,028,666	94,290,479	62,888,061

(a) BNP Paribas working capital facility

InterOil had a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000. The total facility was renewable annually and was renewed in February 2012 until January 31, 2013 with an increase in Facility 1 limit by an additional $10,000,000 to $180,000,000, and a maximum availability of $240,000,000 for the combined facility. In October 2012, the working capital facility agreement with BNP Paribas was amended so that the facility was made evergreen and the annual renewal requirement removed.

The following table outlines the facility and the amount available for use at period end:

	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Working capital credit facility	240,000,000	240,000,000	240,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(89,541,352)	(47,203,152)	(29,654,031)
Discounted receivables	(27,753,980)	(47,087,327)	(18,458,717)
	(117,295,332)	(94,290,479)	(48,112,748)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	-	(139,500,000)	(143,000,000)
Working capital credit facility available for use	122,704,668	6,209,521	48,887,252

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Working capital facilities (cont’d)

Subsequent to quarter end, on July 17, 2013, the Company entered into a $350.0 million working capital structured facility arranged by BNP Paribas to replace the $240.0 million facility. Out of the $350.0 million, $270.0 million will be a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, ANZ, Natixis, Intesa, Sanpaolo, and BSP. In addition, BNP Paribas will also be providing an $80.0 million bilateral non-recourse discounting facility. The facility will be secured by the Company’s rights, title and interest in inventory and working capital of the refinery. The credit portion of the facility bears interest at LIBOR + 3.75% per annum. The facility is subject to Bank of Papua New Guinea approval on the granting of PNG security over refinery assets, and other standard closing conditions.

(b) Westpac and Bank South Pacific working capital facility

The Company has an approximately $63,980,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. Westpac facility limit is approximately $41,130,000 (PGK 90,000,000) and the BSP facility limit is approximately $22,850,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The Westpac facility was increased in February 2012, by $4,570,000 (PGK 10,000,000). The BSP facility is renewable annually and was renewed in October 2012 through to October 2013. As at June 30, 2013, $4,733,334 (PGK 10,357,405) of this combined facility has been utilized, and $59,246,666 (PGK 129,642,595) of this facility remains available for use. These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

10.	Secured and unsecured loans
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Secured loan (OPIC) - current portion	-	-	9,000,000
Secured loan (Westpac) - current portion	4,286,000	4,286,000	4,286,000
Secured loan (ANZ, BSP & BNP Syndication) - current portion	16,000,000	16,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(818,315)	(815,182)	-
Unsecured loan (Mitsui)	11,912,297	11,912,297	10,393,023
Total current portion of loans	31,379,982	31,383,115	23,679,023

Secured loan (OPIC) - non current portion	-	-	22,000,000
Secured loan (OPIC) - deferred financing costs	-	-	(369,861)
Secured loan (ANZ, BSP & BNP Syndication) - non current portion	76,000,000	84,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(2,727,873)	(3,124,863)	-
Secured loan (Westpac) - non current portion	6,428,000	8,571,000	10,714,000
Total non current secured loan	79,700,127	89,446,137	32,344,139

Total secured and unsecured loans	111,080,109	120,829,252	56,023,162

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The interest rate on the loan was equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the quarter ended December 31, 2012, all outstanding amounts under the term loan with OPIC was fully repaid by the Company.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan agreement stipulates half yearly principal payments of $2,143,000, with the final repayment to be made in August 2015. As at June 30, 2013, two installment payments of $2,143,000 each which will be due for payment on September 2, 2013 and December 3, 2013 have been classified into the current portion of the liability. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

(c) ANZ, BSP & BNP Syndicated Loan

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas, BSP, and ANZ. The loan is secured over the fixed assets of the refinery. The interest rate on the loan is equal to LIBOR plus 6.5%.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Secured and unsecured loans (cont’d)

The principal of the secured loan facility is repayable in ten half yearly installments over the period of five years. The first four half yearly installments are for an amount of $8,000,000 each, the next two installments are for an amount of $10,000,000 each, and the final four installments are for an amount of $12,000,000 each. The interest payments are to be made either in quarterly or half yearly payments, at the Company’s election which has be made in advance of the interest period. As at June 30, 2013, two installment payments amounting to $8,000,000 each which will be due for payment on November 9, 2013 and May 9, 2014 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of equity cover and debt service cover and limitations on the incurrence of additional indebtedness. As of June 30, 2013, the company was in compliance with all applicable covenants.

(d) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The joint venture is to be entered into for equal shares between Mitsui and InterOil. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project is held in current liabilities.

Subsequent to quarter end, on July 16, 2013, the Company entered into a Settlement and Termination Deed with Mitsui following the termination of the CSP JVOA on February 28, 2013. In accordance with the Deed, the Company is required to make certain payments to Mitsui. On July 3, 2013, the Company repaid Mitsui $6,250,000 in relation to the option to acquire interests in the Elk and Antelope fields, and $9,537,212 on July 31, 2013, being the first of three equal installments in relation to Mitsui’s share of capital expenditure incurred, the unsecured loan, together with interest thereon. The remaining two installments will be paid on August 31, 2013 and September 30, 2013 respectively.

11.	Indirect participation interests
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$
Indirect participation interest (PNGDV) - current portion	1,384,492	1,384,492	1,384,492
Indirect participation interest ("IPI") - current portion	14,898,817	13,861,905	12,385,664
Total current indirect participation interest	16,283,309	15,246,397	13,770,156

Indirect participation interest ("IPI") - non current portion	13,245,089	16,405,393	20,904,686
Total non current indirect participation interest	13,245,089	16,405,393	20,904,686

Total indirect participation interest	29,528,398	31,651,790	34,674,842

Waiver or forfeiture of conversion rights resulting in conveyance accounting

During the six months ended June 30, 2013, certain IPI investors representing a 1.0536% interest in the IPI agreement have waived their right to convert their IPI percentage into 140,480 common shares. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,123,392 and a gain of $500,071 was recognized. As at June 30, 2013, none of the IPI investors had any conversion rights outstanding.

12.	Contributions from joint venture partner

On July 27, 2012, the Company executed a farm in agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Contributions from joint venture partner (cont’d)

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG will also receive a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carried costs). Certain other indirect participating interest holders have also elected to participate in the farm-in transaction and are therefore also entitled to credits for 5.108116% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will also be adjusted against their cash calls receivable balance. Amounts paid to PacLNG (including commission fee) or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

As at June 30, 2013, PRE has paid the full amount of the staged cash payments of $116.0 million. Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the payment of $20.0 million is non-refundable, conveyance accounting has been applied to this payment during the year ended December 31, 2012. The remaining $96.0 million is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Initial Cash Payment are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The credit of $27.3 million due to PacLNG and other indirect participating interest holders as a result of the Initial Cash Payment of $96.0 million has been adjusted against their cash calls receivable balance. In addition, the 2.5% commission payable to PacLNG of $2.4 million has been paid to PacLNG during the quarter ended June 30, 2013. However, as the $96.0 million is potentially refundable to PRE if they decide to exit the program, the $27.3 million credit allocated to PacLNG and other indirect participating interest holders and the 2.5% commission payable to PacLNG are also receivable from PacLNG and have therefore been recognized as a non-current receivable.

13.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2012	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	411,760	18,860,865
Shares issued on vesting of restricted stock units under Stock Incentive Plan	74,567	3,817,277

December 31, 2012	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	121,667	6,608,228
Shares issued on vesting of restricted stock units under Stock Incentive Plan	83,677	6,027,263

June 30, 2013	48,812,742	941,295,247

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

14.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 1,717,236 common shares at prices ranging from $9.80 to $95.63 were outstanding as at June 30, 2013.

Potential dilutive instruments outstanding	Number of shares June 30, 2013	Number of shares June 30, 2012
Employee stock options	814,400	1,295,667
Employee Restricted Stock	170,832	203,585
IPI Indirect Participation interest - conversion options	-	340,480
2.75% Convertible notes	732,004	732,025
Total stock options/shares outstanding	1,717,236	2,571,757

15.	Interests in Joint Ventures – Equity Accounted

The Company’s interests in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and PacLNG. PNG LNG Inc is resident in The Bahamas with subsidiaries resident in PNG and Australia, the principal activity of which is the development of an LNG plant in PNG.

Under the agreement, both parties have joint control of the arrangement as decisions about the relevant activities of the arrangement require the unanimous consent of the parties sharing control. As at June 30, 2013, InterOil LNG Holdings Inc, a 100% owned subsidiary of the Company, holds 84.582% of the ‘B’ Class shares of the Joint Venture Company. However, InterOil LNG Holdings Inc holds 52.5% economic interest in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

As a result of the change in accounting standard, the Company has reclassified its involvement with PNG LNG Inc from a jointly controlled entity to a joint venture. The Company has assessed its interest in the joint arrangement as a joint venture as the assets and liabilities held in PNG LNG Inc and its subsidiaries are the assets and liabilities of those entities and not the assets and liabilities of the parties to the joint arrangement. The separate vehicle is to be considered in its own right and as such the PNG LNG joint arrangement is considered to be a joint venture.

The Company’s interests in PNG LNG Inc were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

As a result of this change in accounting, the investment in PNG LNG Inc as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at June 30, 2013 is 84.582% (Dec 2012 – 84.582%, Jun 2012 – 84.582%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (15.418% - amounting to $15,113,190) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain may increase/decrease as the other Joint Venture partners decrease/increase their shareholding in the project.

This amount has been recorded as a reduction of the investment balance of $9,609,418 at June 30, 2013 (Dec 2012 - $9,922,089, Jun 2012 - $10,106,722), which has reduced the investment balance to nil at June 30, 2013 (Dec 2012 – nil, Jun 2012 – nil), with the remaining balance of $5,503,772 (Dec 2012 - $5,191,101, Jun 2012 - $5,006,468) being recorded as a deferred gain. Any deferred gain will be recognized in the consolidated income statement when/if the risks and rewards have considered to be passed.

Information relating to the joint venture partnership is set out below.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Interests in Joint Ventures – Equity Accounted (cont’d)

	As at
	June 30,	December 31,	June 30,
	2013	2012	2012
	$	$	$

Share of partnership's assets and liabilities
Current assets:
Cash and cash equivalents	116,819	139,364	188,368
Other current assets	1	67	-
Total current assets	116,820	139,431	188,368
Non-current assets:
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	58	446	833
Oil and gas properties	19,798,433	19,499,047	9,525,882
Total non-current assets	26,424,808	26,125,810	16,153,032
Total assets	26,541,628	26,265,241	16,341,400

Current liabilities:
Trade and other payables	6,803,708	1,712,898	1,208,123
Due to related parties	10,128,502	14,630,254	5,026,555
Total current liabilities	16,932,210	16,343,152	6,234,678
Total non-current liabilities	-	-	-
Total liabilities	16,932,210	16,343,152	6,234,678

Net assets	9,609,418	9,922,089	10,106,722
Allocation against deferred gain on contributions	(9,609,418)	(9,922,089)	(10,106,722)
Investment balance at period end	-	-	-

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Share of partnership's revenue, expenses and comprehensive income
Interest revenue	176	(97)	314	313
Depreciation expense	(193)	(3,876)	(387)	(7,752)
Other expenses	(216,602)	(291,340)	(312,597)	(298,114)
Loss before income taxes	(216,619)	(295,313)	(312,670)	(305,553)
Total comprehensive loss	(216,619)	(295,313)	(312,670)	(305,553)

16.	Related Parties

(a)	Key management compensation

During the six months ended 30 June, 2013, two of the Company's executive officers retired.  The compensation paid or payable to these officers upon their termination was a total of $8,700,000.

(b)	Phil Mulacek consultancy services

Phil Mulacek, a director of InterOil, provided advisory services to the Company during the six months ended June 30, 2013.  The agreement with Phil Mulacek allows for the provision of advisory services to the Company from May 1, 2013 to December 31, 2013 at a cost of $25,000 per month. Amounts paid or payable to Phil Mulacek for advisory services during the period amounted to $50,000.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

17.	Commitments and contingencies

(a)	Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	68,200	58,100	10,100	-	-	-	-
Secured and unsecured loans	131,993	44,852	22,982	25,668	26,076	12,415	-
Convertible notes obligations	74,652	1,925	1,925	70,802	-	-	-
Indirect participation interest - PNGDV (note 11)	1,384	1,384	-	-	-	-	-
	276,229	106,261	35,007	96,470	26,076	12,415	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Company is committed to spend a further $48.0 million as a condition of renewal of our petroleum prospecting licenses up to 2014. Of this $48.0 million commitment, as at June 30, 2013, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four required under the IPI agreement. In addition, the terms of grant of PRL15 require the Company to spend a further $20.2 million on the development of the Elk and Antelope fields by the end of 2014.

(b)	Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

18.	Subsequent events

(a)	BNP Paribas $350.0 million working capital facility:

Subsequent to quarter end, on July 17, 2013, the Company entered into a $350.0 million working capital structured facility arranged by BNP Paribas to replace the $240.0 million facility. Out of the $350.0 million, $270.0 million will be a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, Australia and New Zealand Banking Group Limited, Natixis, Intesa Sanpaolo, and Bank South Pacific Limited. In addition, BNP Paribas will also be providing an $80.0 million bilateral non-recourse discounting facility. The facility will be secured by the Company’s rights, title and interest in inventory and working capital of the refinery. The credit portion of the facility bears interest at LIBOR + 3.75% per annum. The facility is subject to Bank of Papua New Guinea approval on the granting of PNG security over refinery assets, and other standard closing conditions.

(b)	Settlement and Termination Deed with Mitsui:

Subsequent to quarter end, on July 16, 2013, the Company entered into a Settlement and Termination Deed with Mitsui following the termination of the CSP JVOA on February 28, 2013. In accordance with the Deed, the Company is required to make certain payments to Mitsui. On July 3, 2013, the Company paid Mitsui $6,250,000 in relation to the call option, and $9,537,212 on July 31, 2013 being the first of three equal installments in relation to Mitsui’s share of capital expenditure incurred, the unsecured loan, together with interest thereon. The remaining two installments will be paid on August 31, 2013 and September 30, 2013 respectively.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 22